Exhibit 99.1

Akari Therapeutics Appoints Rachelle Jacques as President and Chief Executive Officer

Industry veteran brings extensive experience in the development and commercialization of advanced biological therapies, including in the field of complement (C5)

NEW YORK and LONDON, March 2, 2022 (GLOBE NEWSWIRE) – Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LBT4) systems are implicated, today announced the appointment of Rachelle Jacques as President and Chief Executive Officer of Akari Therapeutics. Ms. Jacques will also join the company’s Board of Directors. Her appointment begins at the end of March 2022.

Outgoing Chief Executive Officer, Clive Richardson, will continue to serve the Company, supporting Rachelle to accelerate business development and ensuring a smooth transition.

"I am very pleased to be able to welcome Rachelle as CEO of Akari Therapeutics. She has considerable biotechnology experience including a proven track record of bringing advanced therapies for rare diseases to the market,” said Ray Prudo, M.D., Akari Therapeutics’ founder and Chairman of the company’s Board of Directors. “With her combined experience in C5 inhibition, immunology and rare diseases, Rachelle has a deep understanding of the potential of Akari’s pipeline. This, together with her strategic experience, affords a springboard to advance our Phase 3 pipeline through potential regulatory approval and towards commercialization, as well as and bring forward our earlier stage pipeline. I very much look forward to working with Rachelle who will be based in the Boston area.”

“It’s an exciting time at Akari and I look forward to building on the robust research and development work that has already been completed to advance nomacopan, a unique drug differentiated by its dual mode of action which has the potential to deliver benefits beyond standard complement inhibition,” stated Ms. Jacques. “Our pipeline, including two late-stage pivotal programs, has tremendous potential for patients with significant unmet needs and we are working with urgency to realize that promise for them.”

Before this appointment, Ms. Jacques served as Chief Executive Officer of Enzyvant Therapeutics Inc., a commercial-stage biotechnology company developing transformative regenerative therapies for rare diseases. Prior to Enzyvant, she served as the Senior Vice President and Global Complement Franchise Head at Alexion Pharmaceuticals, Inc., where she was responsible for global franchise strategy development and execution of the C5 complement inhibitors, eculizumab and ravulizumab, across the therapeutic areas of hematology, nephrology and neurology. She was Vice President of U.S. Hematology Marketing at Baxalta Inc. and then Shire plc, following Shire’s acquisition of Baxalta in 2016. At Baxalta, she served as Vice President of Business Operations after its spinoff from Baxter International Inc. Ms. Jacques held multiple leadership positions at Baxter, including Vice President of Finance, U.S. BioScience Business. Earlier in her career, Ms. Jacques served in various roles at Dow Corning Corporation, including operational management positions in the U.S., Europe, and China.

Ms. Jacques serves on the boards of directors of uniQure N.V. (Nasdaq: QURE) and Corbus Pharmaceuticals (Nasdaq: CRBP). She is co-chair of the Alliance for Regenerative Medicine (ARM) Tissue Engineering & Biomaterials Committee and is a founding member of the ARM Action for Equality Task Force. Ms. Jacques received her B.A. in business administration from Alma College.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four areas: bullous pemphigoid (BP), thrombotic microangiopathy (TMA), as well as programs in the eye and lung.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of Nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the Securities and Exchange Commission (SEC), including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

ICR Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji/ Maya Bennison

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com